[SUMCO LETTERHEAD]

File No. 1
27 March 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: SUMCO CORPORATION – 12g3-2(b) exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Financial Situation and Business Results at the End of the Third Quarter of Fiscal Year 2005
2. Notification of Revisions to Business Forecasts
3. SUMCO Raises Dividend Projection
4. SUMCO Recieves Favorable Ruling Against MEMC ELECTRONIC MATERIALS, INC. In a Patent Lawsuit Involving Low Defect Silicon Wafers

[In addition, attached as Annex A [is a / are] description[s] of [a] document[s] that we are also required to provide under Rule 12g3-2(b).] If you have any Soichi Ishitoya at 011-813-5444-3915 (telephone) or 011-813-5444-3929 (facsimile).

Very truly yours,

SUMCO CORPORATION

By
Name:
Title:

Enclosure[s] [and attachment]

Financial Situation and Business Results at the End of the Third Quarter of Fiscal Year 2005 (ending January 31, 2006) (Consolidated)

November 25, 2005

Company name: SUMCO CORPORATION (Code #3436, First Section of the Tokyo Stock Exchange)
(URL: http://www.sumcosi.com/)
Representative: Title and name: President, Naoyuki Hosoda
Contact person: Title and name: Executive Officer/General Manager of Corporate Planning Dept., Kazufumi Yanaga
Telephone: (03) 5444-3915 (PR/IR Group)

1. Notes on the Preparation of Quarterly Financial Information

(1) Adoption of simplified procedure in accounting methods : Yes
(Details)

- For tax cost, an annual forecast tax rate is used.
- The depreciation cost is based on an annual depreciation budget amount allocated per month.

(2) Change in accounting procedure as from the current consolidated fiscal year : Yes
(Details)

- Hedge accounting is applied to forward exchange transactions for forecasted transactions in foreign currencies.

(3) Change in scope of consolidation and association : None

2. Financial Situation and Business Results at the End of the Third Quarter of Fiscal Year 2005 (February 1, 2005 through October 31, 2005)

(1) Overview of Business Performance (Consolidated)

(Amounts smaller than a million yen are rounded down)

	Sales		Operating profit		Recurring profit		Net income for the current quarter	
	(million yen)	%	(million yen)	%	(million yen)	%	(million yen)	%
Q3 YTD 2005	158,840	—	31,705	—	26,554	—	14,594	—
Q3 YTD 2004	—	—	—	—	—	—	—	—
(Reference) Fiscal Year 2004	193,123		31,467		25,502		10,866	

	Net income per share for the current quarter	Net income per share after dilution for the current quarter
	Yen & Sen	Yen & Sen
Q3 YTD 2005	145.21	—
Q3 YTD 2004	—	—
(Reference) Fiscal Year 2004	208,639.39	—

(Note) As disclosure of information on quarterly business performance has been standardized from the current quarter, figures from the corresponding quarter of the previous year are not stated here.

[Qualitative Information etc. on Business Performance (Consolidated)]

The domestic economy has recovered slowly during the current third quarter with improved corporate earnings, increased capital investment, and enhanced consumer spending. The global economy has also been steady, with the United States and China continuing to expand their business activities.

Consequently, the semiconductor industry has enjoyed stable demand from makers of digital appliances and personal computers. Production of memories and MPUs (micro processing units) has increased. There has also been increased demand from the silicon wafer industry (especially for 300 mm wafers), primarily in Asia and the Untied States.

Our group has been active in responding to this robust demand for 300 mm wafers and has increased plant capacity accordingly.

Consequently, the current third quarter's sales reached 158,840 million yen, resulting in an operating profit of 26,554 million yen and a quarterly net income of 14,594 million yen.

(2) Change in Financial Situation (Consolidated)

(Amounts smaller than a million yen are rounded down)

	Total assets	Shareholders' capital	Shareholders' capital ratio	Shareholders' equity per share
	(million yen)	(million yen)	%	Yen & Sen
Q3 YTD 2005	318,363	95,233	29.9	947.60
Q3 YTD 2004	—	—	—	—
(Reference) Fiscal Year 2004	317,911	80,357	25.3	1,199,372.83

(Note) As disclosure of information on quarterly business performance has been standardized from the current quarter, figures from the corresponding quarter of the previous year are not stated here.

(3) Cash Flow (Consolidated)

(Amounts smaller than a million yen are rounded down)

	Operating Activities	Investing Activities	Financing Activities	Cash and Cash Equivalent at the end of the Quarter
	(million yen)	(million yen)	(million yen)	(million yen)
Q3 YTD 2005	54,117	39,161	19,715	9,280
Q3 YTD 2004	—	—	—	—
(Reference) Fiscal Year 2004	49,365	35,168	31,063	14,001

(Note) As disclosure of information on quarterly business performance has been standardized from the current quarter, figures from the corresponding quarter of the previous year are not stated here.

[Qualitative Information etc. on Change in Financial Situation (Consolidated)]

(1) Change in Financial Situation

Total assets at the end of the current third quarter were 318,363 million yen, an increase of 452 million yen compared to the end of the previous fiscal year (consolidated). Tangible fixed assets increased by 10,967 million yen due to investment in capacity expansion for 300 mm wafer production, among other reasons. On the other hand, current assets decreased by 8,541 million yen, including cash and deposits, and short-term deferred tax assets.

Total liabilities decreased by 14,502 million yen to 222, 984 million yen, compared to the end of the previous fiscal year (consolidated). This is primarily due to long-term borrowings, which decreased by 17,042 million yen compared to the end of the previous fiscal year (consolidated).

Total assets showed an increase of 14,876 million yen to 95,233 million yen, compared to the end of the previous fiscal year (consolidated). Shareholders' capital ratio moved up to 29.9%, an increase of 4.6% from the 25.3% increase recorded at the end of the previous fiscal year (consolidated).

(2) Cash Flow

At the end of the current third quarter, cash and cash equivalents decreased by 4,721 million yen to 9,280 million yen, compared to the end of the previous fiscal year (consolidated). Cash flow from operating activities was 54,117 million yen, with the current quarter's net income of 25,102 million yen (before tax) and depreciation cost of 25,492 million yen. Due to increased capital expenditures needed to expand production capacity for 300 mm wafers, cash flow from investing activities was a negative at 39,161 million yen. Also, cash flow from financing activities was a negative at 19,715 million yen due to repayments on long-term borrowing.

3. Business Result Forecast for Fiscal Year 2005 (Consolidated) (February 1, 2005 through January 31, 2006)

We have not revised our business result forecast.

Consolidated Balance Sheets (Unaudited)
January 31 and October 31, 2005

	January 31, 2005	October 31, 2005
	(Millions of yen)	
Assets		
Current assets:		
Cash and time deposits	¥ 15,002	¥ 10,281
Notes and accounts receivable, trade	43,178	41,399
Inventories	37,554	38,727
Other current assets	7,383	4,170
Total current assets	103,117	94,577
Property, plant and equipment:		
Net property, plant and equipment	178,424	189,390
Investments and other assets:		
Consolidation goodwill	15,960	15,257
Software	5,164	5,377
Other assets	15,246	13,762
Total investments and other assets	36,370	34,396
Total assets	¥ 317,911	¥ 318,363
Liabilities and Shareholders' equity		
Current liabilities:		
Short-term bank loans	¥ 48,407	¥ 51,685
Current portion of long-term debt	35,961	33,421
Notes and accounts payable, trade	16,886	14,986
Other current liabilities	27,559	33,346
Total current liabilities	128,813	133,438
Long-term liabilities:		
Long-term debt	96,228	76,344
Other long-term liabilities	12,445	13,202
Total long-term liabilities	108,673	89,546
Minority interests	67	145
Commitments and contingent liabilities		
Shareholders' equity:		
Capital stock	58,500	58,500
Capital surplus	9,859	9,859
Retained earnings	12,000	26,594
Revaluation reserve for land	2,253	2,253
Net unrealized gain on available-for-sale securities	23	25
Foreign currency translation adjustments	(2,277)	(1,997)
Total shareholders' equity	80,358	95,234
Total liabilities and shareholders' equity	¥ 317,911	¥ 318,363

Consolidated Statements of Income (Unaudited)
Years ended January 31, 2005 and nine months ended October 31, 2005

	Year ended January 31, 2005	Nine months ended October 31, 2005
	(Millions of yen)	
Net sales	¥ 193,123	¥ 158,841
Cost of sales	143,371	112,850
Gross profit	49,752	45,991
Selling, general and administrative expenses	18,285	14,286
Operating profit	31,467	31,705
Other income (expenses):		
Interest and dividend income	62	57
Interest expense	(3,973)	(2,713)
Other, net	(6,228)	(3,947)
Other expenses, net	(10,139)	(6,603)
Income before income taxes and minority interests	21,328	25,102
Income taxes	10,392	10,430
Minority interests	70	78
Net income	¥ 10,866	¥ 14,594

	Year ended January 31, 2005	Nine months ended October 31, 2005
	(Yen)	
Per share of common stock:		
Basic net income	¥ 208,639.39	¥ 145.22
Pro forma reflecting common stock split		
Basic net income	¥ 108.12	¥ 145.22

Consolidated Statements of Cash Flows (Unaudited)
Years ended January 31, 2005 and nine months ended October 31, 2005

	Year ended January 31, 2005	Nine months ended October 31, 2005
	(Millions of yen)	
Operating activities:		
Income before income taxes and minority interests	¥ 21,328	¥ 25,102
Adjustments to reconcile income before income taxes and minority interests to net cash provided by operating activities:		
Depreciation and amortization	34,728	25,493
Amortization of consolidation goodwill	937	704
(Increase) decrease in notes and accounts receivable, trade	(5,095)	2,076
(Increase) decrease in inventories	(2,440)	(480)
Increase (decrease) in notes and accounts payable, trade	1,753	(2,602)
Other, net	2,628	6,902
Subtotal	53,839	57,195
Interest and dividend received	62	55
Interest paid	(4,006)	(2,374)
Income taxes paid	(530)	(759)
Net cash provided by operating activities	49,365	54,117
Investing activities:		
Payments for purchases of fixed assets	(37,011)	(40,261)
Other, net	1,843	1,100
Net cash used in investing activities	(35,168)	(39,161)
Financing activities:		
(Decrease) increase in short-term bank loans, net	(10,942)	3,208
Proceeds from long-term debt	10,295	1,000
Repayments of long-term debt	(30,416)	(23,923)
Net cash used in financing activities	(31,063)	(19,715)
Foreign currency translation adjustments on cash and cash equivalents	47	38
Net decrease in cash and cash equivalents	(16,819)	(4,721)
Cash and cash equivalents at beginning of period	30,821	14,002
Cash and cash equivalents at end of period	¥ 14,002	¥ 9,281

(Additional Information)

1. Index per Share Revised Retroactively

We split one share of our stock into 1,500 shares on May 12, 2005. Assuming this split was performed at the beginning of the previous fiscal year, information per share for the 2004 fiscal year is as follows. Also, stock conversion is assumed to have occurred at the beginning of the previous fiscal year although preferred stock was converted to common stock on October 31, 2004.

	The current fiscal year's net income per share	Shareholders' equity per share
	Yen & Sen	Yen & Sen
(Reference) Fiscal Year 2004	108.12	799.58

2. Capital Increase through Public Offering

We increased our capital through a public offering on November 16 (the number of issued shares: 19,200,000 shares, amount per share: 3,135 yen, total amount: 60,192 million yen). Consequently, our capital increased by 23,673 million yen and our capital surplus increased by 36,518 million yen.

January 10, 2006

To whom it may concern:

Corporate Name: SUMCO CORPORATION
Representative: Kenjiro Shigematsu, President
(Code No.3436, First Section of Tokyo Stock Exchange)

Notification of Revisions to Business Forecasts

Please be notified that, based upon the current trend of business performance, the business forecasts released on November 17, 2005 for the Fiscal Year ending January, 2006 (February 1, 2005 - January 31, 2006) have been revised as follows:

Descriptions

1. Revisions of assessment figures of consolidated business results for the Fiscal Year ending January, 2006 (February 1, 2005 - January 31, 2006)

(Unit: Million Yen, %)

	Net Sales	Operating Profit	Ordinary Profit	Net Income for the current year
Previously Announced Forecast (A)	205,000	39,000	33,000	19,000
Currently Revised Forecast (B)	220,000	43,000	36,000	20,000
Amount Change (B - A)	15,000	4,000	3,000	1,000
Percentage Change (%)	7.3%	10.3%	9.1%	5.3%
(Reference) Results of last fiscal year (ended on January 31, 2005)	193,123	31,467	25,502	10,866

2. Revisions of assessment figures of non-consolidated business results for the Fiscal Year ending January, 2006 (February 1, 2005 - January 31, 2006)

(Unit: Million Yen, %)

	Net Sales	Operating Profit	Ordinary Profit	Net Income for the current year
Previously Announced Forecast (A)	180,000	36,000	31,000	18,500
Currently Revised Forecast (B)	190,000	40,000	33,000	20,000

Amount Change (B - A)	10,000	4,000	2,000	1,500
Percentage Change (%)	5.6%	11.1%	6.5%	8.1%
(Reference) Results of last fiscal year (ended on January 31, 2005)	165,126	31,004	25,498	11,611

3. Grounds for Revisions

Compared with the business forecasts for the current fiscal year released on November 17, 2005, the business results are now expected to improve in terms of both sales and profit.

The main factors affecting the revisions are that the volume of sales is anticipated to exceed the original forecast as a result of the deployment of aggressive sales activities, primarily for 300 mm wafers which are core products of our company, while being supported by active demand in the semiconductor market for personal computers, digital consumer electronics and cell-phones.

(Note) The above business forecasts are the figures based on available information as of the date of announcement and actual business results may be different from the forecasts depending on the future market environment, sales trend and other factors.

<For any questions related to this announcement, please contact>
SUMCO Corporation
Public Relations & Investor Relations Group
(E-mail) ir@sumcosi.com

Respectfully

FOR ; IMMEDIATE RELEASE
Feburuary 28, 2006

SUMCO CORPORATION

Public Relations & IR Group
Seavans North 1-2-1 Shibaura, Minato-ku Tokyo Japan

SUMCO Raises Dividend Projection

SUMCO CORPORATION announced today that management has revised their dividend projection for the fiscal year-ending 2005 to ¥20 from ¥15.

In revising the dividend projection, management has taken into consideration the company' s solid earnings performance during 2005.

	Interim	Year End	Total
Original dividend Announced Nov. 7, 2005	¥0	¥15	¥15
Revised dividend projection Announced Feb. 28, 2006	¥0	¥20	¥20

-end-

SUMCO press release

March 10, 2006

Corporate Name: SUMCO CORPORATION
Representative: Kenjiro Shigematsu, President
(Code No.3436, First Section of Tokyo Stock Exchange)
Headquarters: 1-2-1 Shibaura, Minato-ku, Tokyo
Contact Person: Soichi Ishitoya,
Public Relations & IR Dept
Tel: 03-5444-3915

SUMCO RECEIVES FAVORABLE RULING AGAINST MEMC ELECTRONIC MATERIALS, INC. IN A PATENT LAWSUIT INVOLVING LOW DEFECT SILICON WAFERS

The United States Federal District Court for the Northern District of California in San Francisco issued its decision on February 27, 2006 in favor of SUMCO regarding a lawsuit which U.S.-based silicon wafer manufacturer, MEMC Electronic Materials, Inc. ("MEMC") had filed against SUMCO Corp. and SUMCO USA for infringement of its United States patent that allegedly covered low defect silicon wafers. The relevant findings by the Court are as follows:

(1) SUMCO's silicon wafer products do not infringe United States Patent No. 5,919,302.

(2) United States Patent No. 5,919,302 is invalid for lack of enablement. The Court quoted SUMCO's expert who said: "The '302 Patent is useless to anyone working in this field."

This is a patent infringement lawsuit that was brought by MEMC in December, 2001. In 2004, the California Court found that SUMCO had not directly infringed

the '302 patent and had not induced infringement. MEMC appealed that decision. In August, 2005, the Court of Appeals for the Federal Circuit affirmed the California Court's finding that there was no direct infringement. The Court of Appeals reversed the lower Court's finding of no inducement and remanded the case for further proceedings on that issue. On the eve of trial, the California Court issued two Orders. The first Order found, in relevant part, that the '302 patent was not infringed for at least two independent reasons and the Court found that the '302 patent was invalid because the '302 patent fails to enable any person skilled in the art to make and use low defect silicon wafers. The Court also issued an Order precluding MEMC's expert from testifying on infringement because his testimony was scientifically unreliable.

The California Federal Court's rulings establish that there is no infringement by SUMCO of the '302 patent as alleged by MEMC. The Court's rulings also establish the lack of operability of MEMC's '302 patent.

SUMCO is pleased that its defenses of non-infringement and invalidity have been adopted by the Federal Court in California. Since the '302 patent specification has been included in several other patents that have been obtained by MEMC, it has been SUMCO's long-standing belief that the collection of MEMC patents that are based upon the '302 patent present obstacles to providing customers with low defect silicon wafers.

Based on the evidence obtained through these trials, we have filed a complaint with the California District Court (Northern District of California) separately from this case in order to claim compensation for the damages incurred due to the lawsuit brought by MEMC.

[Annex A]

[Brief Description[s] of [a] Japanese Language Document]

1. 平成 18 年 1 月期 第 3 四半期財務・業績の概況（連結）

2. 平成 18 年 1 月期 業績予想の修正に関するお知らせ

3. 平成 18 年 1 月期 期末配当予想の修正に関するお知らせ

4. 米国特許裁判の判決

平成18年1月期　第3四半期財務・業績の概況(連結)

平成17年11月25日

上場会社名　株式会社ＳＵＭＣＯ　（コード番号：3436　東証第一部）
（ＵＲＬ　http://www.sumcosi.com/ ）
代表者　役職名・氏名　取締役社長　細田 直之
問合せ先責任者　役職名・氏名　執行役員企画室長　彌永 一二三　ＴＥＬ　(03) 5444－3915
（広報・ＩＲグループ）

１．四半期財務情報の作成等に係る事項

①会計処理の方法における簡便な方法の採用の有無　：有

（内 容）

・税金費用については、年間予測税率を用いて計算しております。

・減価償却費については、年間償却予定額の月割額で計上しております。

②最近連結会計年度からの会計処理の方法の変更の有無　：有

（内 容）

・外貨建予定取引に係る為替予約取引にヘッジ会計を適用しております。

③連結及び持分法の適用範囲の異動の状況　：無

２．平成１８年１月期第３四半期財務・業績の概況（平成17年2月1日～平成17年10月31日）

(1)経営成績(連結)の進捗状況　（百万円未満切捨）

	売上高		営業利益		経常利益		四半期(当期)純利益	
	百万円	%	百万円	%	百万円	%	百万円	%
18年1月期第3四半期	158,840	－	31,705	－	26,554	－	14,594	－
17年1月期第3四半期	－	－	－	－	－	－	－	－
(参考)17年1月期	193,123		31,467		25,502		10,866	

	１株当たり四半期(当期)純利益	潜在株式調整後１株当たり四半期(当期)純利益
	円 銭	円 銭
18年1月期第3四半期	145.21	－
17年1月期第3四半期	－	－
(参考)17年1月期	208,639.39	－

(注)前年同四半期の項目については、当四半期より開示を行っているため、記載を省略しております。

[経営成績（連結）の進捗状況に関する定性的情報等]

当第３四半期の国内経済は、企業収益の改善、設備投資の増加、個人消費の回復など、景気が緩やかな回復基調で推移し、海外におきましても、米国及び中国が景気拡大を持続する等順調に推移してまいりました。

このような環境下、半導体業界におきましては、デジタル家電やパソコンの底堅い需要に支えられ、メモリーやMPU（小型演算処理装置）の生産が好調に推移し、シリコンウェーハ業界におきましても、アジアや米国を中心に、300mm ウェーハを主体として需要が拡大してまいりました。

当社グループにおきましては、特に旺盛な 300mm ウェーハの需要増加に対応し、設備能力を増強する等、積極的な経営を推し進めてまいりました。

この結果、当第３四半期の売上高は 158,840 百万円、経常利益は 26,554 百万円、四半期純利益は 14,594 百万円となりました。

(2)財政状態(連結)の変動状況　　　(百万円未満切捨)

	総資産	株主資本	株主資本比率	1株当たり株主資本
	百万円	百万円	%	円 銭
18年1月期第3四半期	318,363	95,233	29.9	947.60
17年1月期第3四半期	－	－	－	－
(参考)17年1月期	317,911	80,357	25.3	1,199,372.83

(注)前年同四半期については、当四半期より開示を行っているため、記載を省略しております。

(3)連結キャッシュ・フローの状況　　　(百万円未満切捨)

	営業活動によるキャッシュ・フロー	投資活動によるキャッシュ・フロー	財務活動によるキャッシュ・フロー	現金及び現金同等物期末残高
	百万円	百万円	百万円	百万円
18年1月期第3四半期	54,117	△39,161	△19,715	9,280
17年1月期第3四半期	－	－	－	－
(参考)17年1月期	49,365	△35,168	△31,063	14,001

(注)前年同四半期については、当四半期より開示を行っているため、記載を省略しております。

[財政状態（連結）の変動状況に関する定性的情報等]

①財政状態の変動状況

当第3四半期末の総資産は、300㎜ウェーハの生産能力拡大投資を実施したこと等により、有形固定資産が10,967百万円増加した一方で、現金及び預金、短期繰延税金資産等の流動資産が8,541百万円減少したこと等により、前連結会計年度末に比べ452百万円増加し、318,363百万円となりました。

負債合計は、長期借入金が前連結会計年度末に比べ17,042百万円減少したことを主体に、前連結会計年度末に比べ14,502百万円減少し、222,984百万円となりました。

また、資本合計は、前連結会計年度末から14,876百万円増加し、95,233百万円となり、株主資本比率は前連結会計年度末の25.3%から4.6%改善し29.9%になりました。

②キャッシュ・フローの状況

当第3四半期末における現金及び現金同等物は、前連結会計年度末に比べ4,721百万円減少し、9,280百万円になりました。営業活動によるキャッシュ・フローは税金等調整前当四半期純利益25,102百万円、減価償却費25,492百万円等により54,117百万円でありましたが、300㎜ウェーハの生産能力拡大に伴う設備支出等により投資活動によるキャッシュ・フローが△39,161百万円であったこと及び長期借入金の返済等により財務活動によるキャッシュ・フローが△19,715百万円になったことによるものであります。

3．平成18年1月期の連結業績予想(平成17年2月1日～平成18年1月31日)

業績予想の見直しは行っておりません。

1．第３四半期連結財務諸表等

（1）（要約）四半期連結貸借対照表

（単位：百万円）

	当四半期 （平成17年10月31日）	前連結会計年度 （平成17年1月31日）
(資産の部)		
Ⅰ 流動資産	(94,576)	(103,117)
現金及び預金	10,280	15,001
受取手形及び売掛金	41,398	43,177
たな卸資産	38,727	37,553
その他の流動資産	4,169	7,383
Ⅱ 固定資産	(223,786)	(214,793)
有形固定資産	189,390	178,423
無形固定資産	22,136	22,383
投資その他の資産	12,259	13,986
資産合計	318,363	317,911
(負債の部)		
Ⅰ 流動負債	(133,438)	(128,812)
支払手形及び買掛金	14,986	16,885
短期借入金	80,862	81,300
一年以内支払予定ファイナンス・リース未払金	4,243	3,067
その他の流動負債	33,345	27,558
Ⅱ 固定負債	(89,546)	(108,673)
長期借入金	67,271	84,313
ファイナンス・リース未払金	9,072	11,914
その他の固定負債	13,202	12,445
負債合計	222,984	237,486
(少数株主持分)		
少数株主持分	144	66
(資本の部)		
資本金	58,500	58,500
資本剰余金	9,858	9,858
利益剰余金	26,593	11,999
土地再評価差額金	2,252	2,252
その他有価証券評価差額金	24	22
為替換算調整勘定	△1,996	△2,275
資本合計	95,233	80,357
負債、少数株主持分及び資本合計	318,363	317,911

（2）（要約）四半期連結損益計算書

（単位：百万円）

	当四半期 （自 平成17年 2月 1日 至 平成17年10月31日）	前連結会計年度 （自 平成16年2月 1日 至 平成17年1月31日）
Ⅰ 売上高	158,840	193,123
Ⅱ 売上原価	112,849	143,370
売上総利益	45,990	49,752
Ⅲ 販売費及び一般管理費	14,285	18,285
営業利益	31,705	31,467
Ⅳ 営業外収益	（ 399 ）	（ 734 ）
受取利息及び受取配当金	57	61
その他	342	673
Ⅴ 営業外費用	（ 5,550 ）	（ 6,699 ）
支払利息	2,713	3,973
その他	2,836	2,726
経常利益	26,554	25,502
Ⅵ 特別利益	－	352
Ⅶ 特別損失	1,452	4,526
税金等調整前四半期(当期)純利益	25,102	21,328
税金費用	10,429	10,391
少数株主利益	78	70
四半期(当期)純利益	14,594	10,866

（３）（要約）四半期連結キャッシュ・フロー計算書

（単位：百万円）

	当四半期 (自 平成17年2月 1日 至 平成17年10月31日)	前連結会計年度 (自 平成16年2月 1日 至 平成17年1月31日)
Ⅰ 営業活動によるキャッシュ・フロー		
税金等調整前当四半期（当期）純利益	25,102	21,328
減価償却費	25,492	34,728
連結調整勘定償却額	703	936
売上債権の増減額(増加は△)	2,075	△5,095
たな卸資産の増減額(増加は△)	△479	△2,439
仕入債務の増減額(減少は△)	△2,601	1,752
その他	6,903	2,627
小計	57,195	53,838
利息及び配当金の受取額	55	61
利息の支払額	△2,374	△4,005
法人税等の支払額	△759	△530
営業活動によるキャッシュ・フロー	54,117	49,365
Ⅱ 投資活動によるキャッシュ・フロー		
有形・無形固定資産の取得による支出	△40,261	△37,011
その他	1,099	1,843
投資活動によるキャッシュ・フロー	△39,161	△35,168
Ⅲ 財務活動によるキャッシュ・フロー		
短期借入金の純増減額(減少は△)	3,207	△10,942
長期借入れによる収入	1,000	3,200
長期借入金の返済による支出	△21,821	△25,754
ファイナンス・リース契約に伴う資産売却による収入	—	7,094
ファイナンス・リース未払金の返済による支出	△2,101	△4,661
その他	—	—
財務活動によるキャッシュ・フロー	△19,715	△31,063
Ⅳ 現金及び現金同等物に係る換算差額	38	47
Ⅴ 現金及び現金同等物の増加額又は減少額(△)	△4,720	△16,819
Ⅵ 現金及び現金同等物の期首残高	14,001	30,821
Ⅶ 現金及び現金同等物の期末残高	9,280	14,001

（追加情報）

1．１株当たり指標遡及修正

当社は、平成 17 年５月 12 日付で株式１株につき 1,500 株の割合で株式分割を行っております。当該株式分割が前期首に行われたと仮定した場合の平成 17 年１月期の１株当たり情報については、以下のとおりとなります。なお、平成 16 年 10 月 31 日付で実施した優先株式の普通株式への転換についても、前期首に行われたと仮定して算定しております。

	１株当たり当期純利益	１株当たり株主資本
	円 銭	円 銭
(参考)17 年１月期	108.12	799.58

2．公募増資

当社は本年 11 月 16 日に公募増資（発行株数 19,200 千株、引受価額 3,135 円、引受価額の総額 60,192 百万円）を行いました。これにより資本金は 23,673 百万円、資本剰余金は 36,518 百万円それぞれ増加しております。

平成18年1月10日

各　位

会 社 名　株式会社SUMCO
代表者名　取締役社長　重松 健二郎
（コード番号 3436　東証第一部）

業績予想の修正に関するお知らせ

最近の業績の動向等を踏まえ、平成17年11月17日に公表しました平成18年1月期（平成17年2月1日～平成18年1月31日）の業績予想を下記のとおり修正いたしましたのでお知らせいたします。

記

1．平成18年1月期連結通期業績予想数値の修正（平成17年2月1日～平成18年1月31日）

（単位：百万円、％）

	売上高	営業利益	経常利益	当期純利益
前回発表予想（A）	205,000	39,000	33,000	19,000
今回修正予想（B）	220,000	43,000	36,000	20,000
増減額（B－A）	15,000	4,000	3,000	1,000
増減率（％）	7.3%	10.3%	9.1%	5.3%
（ご参考）前期実績（平成17年1月期）	193,123	31,467	25,502	10,866

2．平成18年1月期個別通期業績予想数値の修正（平成17年2月1日～平成18年1月31日）

（単位：百万円、％）

	売上高	営業利益	経常利益	当期純利益
前回発表予想（A）	180,000	36,000	31,000	18,500
今回修正予想（B）	190,000	40,000	33,000	20,000
増減額（B－A）	10,000	4,000	2,000	1,500
増減率（％）	5.6%	11.1%	6.5%	8.1%
（ご参考）前期実績（平成17年1月期）	165,126	31,004	25,498	11,611

３．修正の理由

平成17年11月17日に公表しました当期の業績予想に対し、増収増益の業績となる見込みです。

これは、パソコン、デジタル家電、携帯電話を始めとする半導体市場の旺盛な需要に支えられる一方、当社の主力商品である300mm ウェーハを主体に積極的な販売活動を展開した結果、販売量が当初予想を上回る見込みとなったことが主な要因です。

（注）上記の業績予想は発表日現在において入手可能な情報に基づく数値であり、実際の業績は、今後の市場環境や販売動向その他の要因により予想と異なる場合があります。

＜この発表に関するお問い合わせ先＞
株式会社ＳＵＭＣＯ
広報・ＩＲグループ
電話：03-5444-3915（直）

以　上

平成18年 3月10日

報道関係各位

株式会社ＳＵＭＣＯ

米国特許裁判の判決

低欠陥シリコン・ウェーハに関する米国特許訴訟について

２月２７日、米国の連邦地方裁判所（カリフォルニア北部地区）は、米国法人のシリコンウェーハメーカーである MEMC Electronic Materials, Inc.（以下「MEMC」）が、自社の低欠陥シリコンウェーハに関する米国特許が侵害されているとして株式会社 SUMCO 及び米国法人 SUMCO USA を相手取って提起していた特許訴訟において、SUMCO 勝訴となる以下判決を出しました。

１．　SUMCO 製品は MEMC 社特許を侵害していない。
２．　MEMC の米国特許 5,919,302 号の有効性に関し、実施可能性が欠如している。

この裁判は、もともと MEMC 社により 2001 年 12 月に提訴された上記特許侵害に対する特許裁判であり、SUMCO が勝訴した 2004 年 4 月の第一審判決を受けた 2005 年 8 月の第二審（一部の論点の差戻しに）について再び第一審裁判所で争われていたものです。

今回の判決では MEMC 側が主張する SUMCO の積極的な誘導侵害が否定され、かつ MEMC 社の特許有効性についても、実施可能性の欠如が明確にされました。
当社が裁判の当初から主張してきた「非侵害、特許無効」を実質的に認めた適切なものであると評価しています。

当社としては、今後とも、このような特許行使に対しては正当な反論を行い、当社顧客への製品供給に対する障害を取り除いていく方針であります。

尚、当社は今回の裁判で得られた証拠をもとに、MEMC 社の提訴により当社が被った損害の賠償等を求めて、本件訴訟とは別に、カリフォルニア連邦裁判所（カリフォルニア北部地区）に提訴しています。

以　上

＜本件に関する問合せ先＞
株式会社ＳＵＭＣＯ　広報・ＩＲ室
ＴＥＬ：０３－５４４４－３９１５

平成18年2月28日

各　　位

会　　社　　名　　株式会社SUMCO
代表者の役職名　　取締役社長　重松　健二郎
コ ー ド 番 号　　3436　東証第一部
本 社 所 在 地　　東京都港区芝浦1－2－1
問　合　せ　先　　企画室　広報・IRグループ
責任者役職名　　企画室長
氏　　　　名　　彌永　一二三
電　　　　話　　03－5444－3915

平成18年1月期　期末配当予想の修正に関するお知らせ

当社は、平成18年2月28日開催の取締役会において、平成18年1月期の1株当たり期末配当予想について、下記のとおり修正することを決議しましたのでお知らせいたします。

記

1．配当予想修正の理由

当期の期末配当金につきましては1株当たり15円を予定しておりましたが、業績が順調に推移していることを勘案し、5円を加え1株当たり20円とさせて頂くことといたしました。

なお、本件は平成18年4月下旬開催予定の第7期定時株主総会に付議する予定です。

2．修正の内容

	1株当たり期末配当金	1株当たり年間配当金
前回発表予想 （平成17年11月17日）	15円	15円
今回修正予想	20円	20円

（注）中間配当は実施しておりません。

以　　上